SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __✓___	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____	No __✓___

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

1

This Form 6-K consists of:

1.	An announcement of the resolutions passed at the 25th meeting of the third session of the board of directors; and
2.	An announcement of Third Quarterly Report of the year 2008 of China Petroleum & Chemical Corporation (the “Registrant”), each made by the Registrant on October 29, 2008.

2

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 386)

ANNOUNCEMENT
Third Quarterly Report for the Year 2008

§1	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of China Petroleum & Chemical Corporation (“Sinopec Corp.”) together with the directors, supervisors thereof and the senior management guarantee that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this results announcement.

1.2	This report was considered and approved at the 25th meeting of the third session of the board of directors of Sinopec Corp..

1.3	The financial statements in this results announcement have not been audited.

1.4
Mr. Su Shulin, Chairman of the board of directors of Sinopec Corp., Mr. Wang Tianpu, Director and President, Mr. Dai Houliang, Director, Senior Vice-President and Chief Financial Officer, and Mr. Liu Yun, head of the Accounting Department warrant the truthfulness and completeness of the financial statements under this quarterly results announcement.

§2	SINOPEC CORP. PROFILE

2.1	Sinopec Corp. Profile

2.1.1	Major financial data and indicators prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”).

	At 30 September 2008	At 31 December 2007	Changes from the end of last year (%)
Total assets (RMB millions)	813,757	718,572	13.2
Shareholders’ equity attributable to equity shareholders of the Company (excluding minority interests) (RMB millions)	310,822	300,949	3.3
Net assets per share attributable to equity shareholders of the Company (RMB)	3.585	3.471	3.3

	Nine-month period ended 30 September (January - September)
	2008	2007	Changes over the same period of the preceding year (%)
Net cash flow from operating activities (RMB millions)	(3,427)	101,687	(103.4)
Net cash flow from operating activities per share (RMB)	(0.040)	1.173	(103.4)

	Three-month period ended 30 September (July - September)			Nine-month period ended 30 September (January - September)
	2008	2007	Changes over the same period of the preceding year (%)	2008	2007	Changes over the same period of the preceding year (%)
Net profit attributable to equity shareholders of the Company (RMB millions)	8,303	13,540	(38.7)	17,642	48,650	(63.7)
Basic earnings per share (RMB)	0.096	0.156	(38.7)	0.203	0.561	(63.7)
Diluted earnings per share (RMB)	0.087	0.156	(44.2)	0.164	0.561	(70.7)
Basic (loss) / earnings per share before extraordinary gain and loss (RMB)	—	0.156	(100.0)	(0.201)	0.559	(136.0)
Diluted (loss) / earnings per share before extraordinary gain and loss (RMB)	(0.006)	0.156	(103.8)	(0.235)	0.559	(142.0)
Fully diluted return on net assets (%)	2.67	4.60	(1.93) percentage points	5.68	16.53	(10.85) percentage points
Fully diluted return on net assets before extraordinary gain and loss (%)	0.01	4.60	(4.59) percentage points	(5.61)	16.47	(22.08) percentage points

Amount for Nine-month period ended 30 September 2008

Extraordinary profits/losses items	Nine-month period as at 30 September 2008
(RMB millions)
Loss on disposal of fixed assets	47
Employee reduction expenses	207
Donations	137
Gain on disposal of investments	(304)
Other non-operating incomes and expenses	(56)
Written back of provisions for impairment losses made in previous years	(454)
Grants	(45,106)
Sub-total	(45,529)
Tax effect	8,590
Total	(36,939)
Attributable to:
Equity shareholders of the Company	(35,064)
Minority interests	(1,875)

2.1.2	Major financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”)

	At 30 September 2008	At 31 December 2007	Changes from the end of last year (%)
Total assets (RMB millions)	836,898	732,725	14.2
Total equity attributable to equity shareholders (excluding minority interests) (RMB millions)	316,087	307,433	2.8
Net assets per share (RMB)	3.646	3.546	2.8
Adjusted net assets per share (RMB)	3.556	3.466	2.6

	Three-month period ended 30 September (July - September)			Nine-month period ended 30 September (January - September)
	2008	2007	Changes over the same period of the preceding year (%)	2008	2007	Changes over the same period of the preceding year (%)
Net cash flow generated from operating activities (RMB millions)	(12,806)	35,500	(136.1)	(10,166)	97,795	(110.4)
Profit attributable to the equity shareholders of the Company (RMB millions)	8,168	13,410	(39.1)	16,423	49,785	(67.0)
Basic earnings per share (RMB)	0.094	0.155	(39.1)	0.189	0.574	(67.0)
Diluted earnings per share (RMB)	0.087	0.155	(43.9)	0.150	0.574	(73.9)
Return on net assets (%)	2.58	4.47	(1.89) percentage points	5.20	16.58	(11.38) percentage points

2.2	Differences between net profit for the first three quarters of 2008 and shareholder’s equity as at 30 September 2008 under ASBE and IFRS

2.2.1	Analysis of the effects of the major differences between the net profit under ASBE and the profit of the period under IFRS

Items	Nine-month period ended September 30
	2008	2007
	RMB millions	RMB millions
Net profit under ASBE	16,056	50,421
Adjustments:
Depreciation of oil and gas properties	(1,494)	(39)
Reduced amortisation on revaluation of land use rights	23	23
Effects of the above adjustments on taxation and effects of tax rate changes on deferred taxes	254	1,154
Profit for the period under IFRS	14,839	51,559

2.2.2	Analysis of effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS

Items	At 30 September 2008	At 31 December 2007
	RMB millions	RMB millions
Shareholders’ equity under ASBE	334,316	326,347
Adjustments:
Depreciation of oil and gas properties	9,845	11,339
Revaluation of land use rights	(1,019)	(1,042)
Effects of the above adjustment on taxation and effects of tax rate changes on deferred taxes	(3,632)	(3,886)
Total equity under IFRS	339,510	332,758

2.3	Total number of shareholders at the end of the reporting period: 1,096,182, including 1,089,406 holders of A shares and 6,776 holders of H shares.

List of total number of shareholders and shareholding of the top ten shareholders of shares without selling restrictions at the end of the reporting period:

Total number of shareholders at the end of the reporting period	1,096,182
Shareholding of the top ten shareholders of shares without selling restrictions
Name of shareholders (full name)	Number of shares held as at 30 September 2008 (10,000 shares)	Type of shares (A, H share or others)
HKSCC (Nominees) Limited	1,669,711.9	H
China Petrochemical Corporation	433,512.2	A
Guotai Junan Securities Co., Ltd.	38,127.0	A
Bosera Thematic Sector Stock Investment Fund	8,214.2	A
E Fund 50 Stock Index Investment Fund	7,083.4	A
Shanghai Stock Exchange 50 Tradable Open-ended Securities Index Investment Fund	6,159.0	A
Huabao Xingye Selected Sector Stock Investment Fund	5,400.0	A
CCB Fund’s Optimized Placement Combinatorial Securities Investment Fund	4,894.0	A
Tongde Securities Investment Fund	4,350.6	A
Shanghai Stock Exchange Dividend Tradable Open-ended Securities Index Investment Fund	4,214.9	A

2.4	Review of operating results

The first three quarters of 2008 saw vehement wobbles of the crude oil prices in the world market, which plunged dramatically after reaching a new record high. Meanwhile, the domestic prices of refined oil products were kept under tight control, and those of chemical products also slid down after an upsurge. Having faced with such complicated market environment, the Company improved its production and operational practices, intensified its lean management efforts, strove for an increase in its production outputs of both oil and gas products, and put into force multiple measures with an aim at ensuring its supply of refined oil products to the domestic market. Oil and gas production outputs, crude oil processing volume and sales volume of refined oil products each maintained a stable growth due to these efforts.

Exploration & Production Segment: New progress was made in terms of the petroleum exploration in western China, natural gas exploration in the northeastern part of Sichuan Province and the hidden oil and gas exploration in certain time-honored industrial zones in East China. As to its production and development aspects, the Company intensified its input in overall adjustments within certain time-honored industrial zones, scaled up its endeavors in developing and utilizing the reserves of lower grade resources, while quickening its pace in increasing the recovery ratios of oil and gas resources and increasing its efforts in building up production capacities in newly established zones. Apart from that, the Sichuan-to-East China gas project has fared rather well. In the first three quarters, the production output of crude oil and natural gas of the Company rose by 2.09% and 2.16%, respectively, compared to those recorded in the same period of last year.

Refining Segment: The Company managed to keep its oil refining facilities operating at full load in a safe way, and thus enhanced its production output of refined oil products. It also rearranged its crude oil resources, endeavored to reduce the crude oil purchasing costs, made greater efforts in re-adjusting its product mix, and increased the production output of those products with higher added values such as gasoline of higher octene levels. Having been recognized as a partner of the Beijing Olympic Games 2008, the Company took a nationwide lead to supply clean oil products which met the National Standard IV, and satisfied the demands for refined oil products of major cities hosting Olympic events in the country. In the first three quarters, the Company’s crude oil processing volume grew by 7.25%, and its production output of refined oil products rose by 11.76%, compared to those recorded in the same period of last year.

Marketing and Distribution Segment: While South China was hit by a rare snow disaster, Wenchuan of Sichuan Province sustained a devastating earthquake, and the domestic prices of refined oil products failed to co-relate with the changes of crude oil prices in the world market over a long period of time, the Company still exerted itself to pool up resources and ensured its stable supply of refined oil products to disaster-hit regions, especially during the Olympic Games. Meanwhile, it continued to improve its distribution network and increased its employees’ service awareness, skills and quality, as well as improving its allocation and transportation of refined oil products and reducing transportation costs. In the first three quarters of 2008, the Company´s domestic sales and retail volume of refined oil products increased by 7.05% and 13.94%, respectively, compared to those recorded in the same period last year.

Chemicals Segment: The Company improved its raw materials, product mix and operating performance of its facilities. It also strengthen the linkage among production, sales and research, and timely adjusted the production capacities of its chemical facilities in line with the market demands. It also made greater efforts in implementing energy saving and waste reduction measures, implemented new techniques on its own initiative, and strove for an increase in its production outputs of products with higher added values. In the first three quarters of 2008, the output of ethylene and synthetic resins reached 4.85 million and 7.29 million tonnes, respectively.

Summary of Major Operating Results for the First Three Quarters

		Nine-month period ended September 30
Operating Data	Unit	2008	2007	Changes over the same period of the preceding year (%)
Exploration and Production
Crude oil production	Million tonnes	31.33	30.69	2.09
Nature gas production	Hundred million cubic meters	61.05	59.76	2.16
Crude oil price realised	RMB / tonne	4,698.73	2,955.57	58.98
Natural gas price realised	RMB / thousand cubic meters	934.38	809.94	15.36
Refining (Note 1)
Refinery throughput	Million tonnes	128.77	120.07	7.25
Gasoline, diesel oil and kerosene production	Million tonnes	79.82	71.42	11.76
Of which: Gasoline	Million tonnes	21.35	19.36	10.28
Diesel oil	Million tonnes	52.51	45.75	14.78
Kerosene	Million tonnes	5.95	6.31	(5.71)
Light chemical feedstock	Million tonnes	18.09	18.10	(0.06)
Light products yield	%	74.64%	73.93%	0.71 percentage point
Refinery yield	%	93.76%	93.80%	(0.04) percentage point
Marketing and Distribution
Total domestic sales volume of refined oil products	Million tonnes	94.81	88.57	7.05
Of which: Retail volume	Million tonnes	63.60	55.82	13.94
Direct sales	Million tonnes	15.17	15.46	(1.88)
Wholesale volume	Million tonnes	16.04	17.28	(7.18)
Total number of service stations	Stations	29,220	28,976	0.84
Of which: Number of company-operated service stations	Stations	28,578	28,280	1.05
Franchised service stations	Stations	642	696	(7.76)
Average annual throughput per station (Note 1)	Tonnes/station	2,967	2,632	12.73
Chemicals (Note 2)
Ethylene	Million tonnes	4.85	4.89	(0.76)
Synthetic resins	Million tonnes	7.29	7.22	1.05
Synthetic rubber	Million tonnes	0.65	0.55	19.60
Synthetic fiber monomer and polymer	Million tonnes	5.69	5.92	(3.88)
Synthetic fiber	Million tonnes	0.98	1.08	(8.88)
Urea	Million tonnes	1.20	1.23	(2.52)

Notes 1:                      Average annual throughput per station figures refer to annual average amounts;

Notes 2:                      Including 100% outputs of BASF-YPC and Shanghai Secco.

Capital expenditure:

In the first three quarters of 2008, the Company’s accumulative capital expenditure was RMB 58.812 billion, of which the capital expenditure of Exploration and Production Segment was RMB 32.059 billion. As to its oil and gas prospecting and exploration work, the Company continued to intensify its exploration efforts in the northeastern part of Sichuan Province and other key zones as Ta He, and took proactive measures to emancipate the potentialities and further increase the recovery ratios of its developed oil and gas fields. Newly-built production capacity of crude oil reached 3.68 million tonnes/year, and newly-built production capacity of natural gas reached 0.699 billion cubic meters per year. The capital expenditure of the Refining Segment was RMB 5.503 billion. A galaxy of oil refining projects, which are located in Qingdao, Wuhan, Luoyang (with regard to improvement and upgrading of oil quality) and the Crude Oil Wharf at Caofeidian were all put into operation without a hitch. Capital expenditure of the Chemical Segment was RMB 12.36 billion. Yangtze Petrochemical´s butadiene project with an annual production capacity of 100,000 tonnes also commenced operation successfully. The ethylene projects located in Tianjin and Zhenhai, each with an annual production capacity of 1 million tonnes, are under construction according to schedule. The capital expenditure of the Marketing & Distribution Segment was RMB 7.535 billion. Progress was made in the construction and acquisition of petrol stations in, inter alia, urban areas and key spots such as expressways. 369 new petrol stations were erected which further extended the distribution network of the Company. Capital expenditure of headquarters and others was RMB 1.355 billion.

§3	SIGNIFICANT EVENTS

3.1	Material changes in the major items contained in the consolidated financial statements prepared in accordance with ASBE and the underlying reasons

			Increase/(decrease)
	At 30 September 2008	At 31 December 2007	Amount	Percentage
Items in the Consolidated Balance Sheet	RMB millions		RMB millions	%	Main reason for Changes
Cash at bank and in hand	11,605	8,364	3,241	38.75	Mainly due to the increased receipt of cash at the reporting period end for the sales in the national holiday
Bills receivable	7,933	12,851	(4,918)	(38.27)	Mainly due to the reduced quantity of bills received by the Company
Trade accounts receivable	36,207	22,947	13,260	57.79	Mainly due to the increase of sales and the product price of the Company
Advance payments	13,356	9,402	3,954	42.05	Mainly due to the cash deposits prepaid by the Company to the customs department and advance payments for crude oil
Inventories	164,975	116,049	48,926	42.16	Mainly due to the increased prices of raw materials as a result of the increase of oil prices and increases in volume of inventory
Deferred tax assets	16,088	10,192	5,896	57.85	Mainly due to the Company’s provision for the collapse of the crude oil prices in the Reporting Period
Short-term loans	111,891	36,954	74,937	202.78	Mainly due to the increased need of short-term financing as a result of the Company’s expansion of its production and operating scale
Bills payable	16,341	12,162	4,179	34.36	Mainly due to the Company’s properly intensified payments in bills.
Taxes payable	907	17,562	(16,655)	(94.84)	Mainly due to the influence on the income tax payable in the Reporting Period by the reduced total profit
Short-term debentures payable	—	10,074	(10,074)	(100.00)	Mainly due to the Company’s redemption of short-term financing bonds that became due

Current portion of non-current liabilities	21,466	13,466	8,000	59.41	Mainly due to the increased amount of long-term loans to be due within one year
Debentures payable	62,033	42,606	19,427	45.60	Mainly due to the Company’s issuance of convertible bonds with stock warrants in the Reporting period

Increase/(decrease)
	At 30 September 2008	At 31 December 2007	Amount	Percentage
Items in the Consolidated Balance Sheet	RMB millions		RMB millions	%	Main reason for Changes
Operating income	1,147,397	871,843	275,554	31.61	Mainly due to the slight year-on-year increase of the prices of petrochemical products at home and the Company’s active increase of its sales volume of petrochemical products.
Cost of sales	1,060,029	723,555	336,474	46.50	Mainly due to the increase of the raw material costs caused by the surge of crude oil prices and the increase of the sales volume of petrochemical products.
Sales tax and surcharges	47,161	23,512	23,649	100.58	Mainly due to the increased special oil income levy as a result of the surge of crude oil prices and increased consumption tax as a result of the increased sales volume of refined oil products.
Financial expenses	6,706	4,162	2,544	61.12	Mainly due to the increased amount of loans.
Impairment losses	11,952	1,604	10,348	645.14
Mainly due to impairment of crude oil caused by the huge increase in international crude oil prices, the control of prices of refined oil products and the increase of the costs of crude oil in inventories

Fair value gain / (loss)	3,753	(1,523)	5,276	(346.42)	Due to the changes in the unrealized gain/loss on the embedded derivative component of the Convertible Bonds caused by the fluctuations in the valuation of H shares of the Company
Investment income	2,125	4,197	(2,072)	(49.37)	Mainly due to the reduced returns on the investments in associated and jointly-controlled entities
Non-operating income	45,693	308	45,385	14,735.39	Mainly due to the confirmed subsidy revenue out of VAT rebates for imported crude oil and refined oil products from January to September of 2008.
Income tax expenses	2,678	22,134	(19,456)	(87.90)	Mainly due to the influence on the income tax payable in the Reporting Period by the year-on-year reduced total profit.

3.2	The progress of significant events and their impact as well as the analysis and explanations for the solutions

☑	Applicable	☐	Inapplicable

3.2.1	Interim distribution of dividends for the six-month period ended 30 June 2008

Pursuant to the authorization of the 2007 Annual General Meeting and approved by the third session of the board of directors at its 23rd meeting, the dividends for the first half of 2008 ended 30 June 2008 were distributed in cash. Calculated on the basis of 86,702,439,000 shares as of 30 June 2008, the dividends were approximately RMB 2.601 billion in total, and RMB 0.03 (inclusive of tax) per share. The dividends for the first half of 2008 were distributed on 29 September 2008 to the shareholders whose names appeared on the Sinopec Corp.´s register of shareholders as of 19 September 2008.

3.2.2	Subsidies

In recent years, the international crude oil prices rose sharply and the prices of domestic oil products were tightly controlled. This caused oil products and crude oil prices to be inverted. To ensure stable supply to the oil products market, the Company proactively adopted various measures to increase the supply of oil products in the market, which has achieved remarkable effect but has led to the significant loss in the Company’s refining segment. In March 2008, the Company received subsidies of RMB 12.3 billion, of which RMB 4.9 billion was recorded as income of 2007, and RMB 7.4 billion was recorded in the income of the first quarter of 2008.

From 1 April 2008, the government began to subsidise the Company for losses suffered from processing of imported crude oil, and put into effect the VAT refund policy for the Company for imported refined oil products. In the second quarter, the Company received a total subsidy of RMB 22.93 billion, and RMB 3.07 billion of VAT refund for imported refined oil products. In the third quarter, the Company was confirmed a total subsidy of RMB 11.7 billion.

3.2.3	Reorganization of Wuhan Petroleum

Pursuant to the Shares Transfer Agreement signed on 27 December 2006 and the Supplemental Agreement on 29 January 2008 between Sinopec Corp. and Shengshida Investment Co., Ltd. (Shengshida), as well as the Assets Sales Agreement signed on 19 January 2008 between Sinopec Corp. and its affiliates and Sinopec Wuhan Petroleum Co., Ltd. (“Wuhan Petroleum”), (currently renamed as Rongfeng Holding Group Co., Ltd), Sinopec Corp. transferred 67,912,000 state-owned legal person shares to Shengshida, and purchased back the entire assets of Wuhan Petroleum. The reorganization of Wuhan Petroleum was approved at the 2008 2nd extraordinary general meeting of Wuhan Petroleum held on 12 May 2008, and was also approved by securities authorities. In September 2008, Sinopec Corp. completed the transfer registration and the handover of the Wuhan Petroleum´s assets.

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

☐	Applicable	☑	Inapplicable

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year.

☐	Applicable	☑	Inapplicable

3.5	Other significant events needed to be explained

3.5.1	Ownership of stocks of other listed company

☑	Applicable	☐	Inapplicable

Stock code	Abbreviation	Number of shares held	Amount of initial investment (RMB)	Book Value at the end of reporting period	Book Value at the beginning of reporting period	Accounting items
384 (Hong Kong)	China Gas Holdings	210 million	HK$ 128 million	RMB 136,426,500.00	RMB 136,426,500.00	Long-term equity investment

3.5.2	Ownership of stocks of non-listed financial enterprises and companies going public

☐	Applicable	☑	Inapplicable

3.6	This quarterly report is published in both English and Chinese languages. The Chinese version shall prevail in the case of any disparity in the interpretation of these two versions.

By Order of the Board of Directors China Petroleum & Chemical Corporation Su Shulin Chairman

Beijing, the PRC
29 October 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

#           Executive Directors

*           Non-executive Directors

+           Independent Non-executive Directors

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

(Overseas Regulatory Announcement)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED
AT THE 25TH MEETING OF THE THIRD SESSION
OF THE BOARD OF DIRECTORS

The Company and members of the Board warrants that the content of this announcement is accurate and complete, and does not contain any false information, misleading statements or material omissions.

The 25th meeting of the Third Session of the Board of Directors of China Petroleum & Chemical Corporation (the “Company”) was held on 29 October 2008 by way of written resolutions. The convening and holding of the meeting are in compliance with the provisions of relevant laws, administrative regulations, departmental articles and the Articles of Association of the Company. After careful consideration, the directors unanimously passed the following resolutions:

1.           The 2008 Third Quarterly Report.

2.           The issue of mid-term financial notes by the Company:

1.
Approved the application for registration and issue of mid-term financial notes in accordance with the relevant provisions made by the People´s Bank of China and the National Association of Financial Market Institutional Investors, and within the limits of the remaining quota of the issuable mid-term financial notes approved by the People´s Bank of China. The notes (“RMB Financial Notes) shall be issued in the Mainland China, either in the last quarter of 2008 or during 2009, either on a single or on a conjunctive basis. The total amount of the notes shall not exceed RMB 30 billion. It is intended that the funds raised by the issuance of the notes will be used to, amongst others, enhance cash flow and replace the expiring borrowings.

2.
The Board has authorized, Mr. Dai Houliang, Director, Senior Vice President and Chief Financial Officer, to determine the detailed terms, conditions and other relevant matters in relation to the issuance of the RMB Financial Notes, including, but not limited to, the size, interest rate, and term of the issuance within the aforementioned limits, as well as preparation and execution of all required documents, and make such issuance at appropriate time in accordance with the Company´s capital needs and the market environments.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 29 October 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

#           Executive Directors

*           Non-executive Directors

+           Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: October 31, 2008

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